                                   FORM 11-K


(Mark one)


         [X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1995


                                     OR


         [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____ to ____.


Commission file number #________


                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B
                               Ryder System, Inc.
                              3600 N.W. 82 Avenue
                              Miami, Florida 33166

                          Independent Auditors' Report


The Participants and Administrator
Ryder System, Inc. Employee Savings Plan B:

We have audited the accompanying statements of financial position with fund information of Ryder System, Inc. Employee Savings Plan B as of December 31, 1995 and 1994, and the related statements of income and changes in plan equity with fund information for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Investments and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of financial position with fund information and statement of income and changes in plan equity with fund information are presented for purposes of additional analysis rather than to present the financial position and changes in plan equity for each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          /s/ KPMG PEAT MARWICK LLP

Miami, Florida
June 14, 1996

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B
             STATEMENT OF FINANCIAL POSITION WITH FUND INFORMATION
                               DECEMBER 31, 1995


                      Assets              Fund A     Fund B   Fund C  Fund D     Fund E     Fund F     Fund G
                                       ------------------------------------------------------------------------
  Investments:
    Fixed income investments,
      at cost                          $   779,262  7,122,281     0    268,153    580,997    268,165    134,075
    Group annuity insurance
      contracts, at cost                         0 65,086,146     0          0          0          0          0
    Pooled investment funds
      (cost, $94,496,116)                        0          0     0 25,936,796 57,518,443 21,226,632 12,642,366
    Securities of
      participating employer
      (cost, $23,995,480)               20,649,019          0     0          0          0          0          0
    Participant loans receivable                 0          0     0          0          0          0          0
                                       ------------------------------------------------------------------------
      Total investments                 21,428,281 72,208,427     0 26,204,949 58,099,440 21,494,797 12,776,441
  Dividends and interest
    receivable                               3,767    394,067     0     89,515          0        405    228,407
  Contributions receivable
    and other                               55,972    197,891 1,760     65,875    144,896     50,939     37,574
  Interfund transfers
    receivable (payable)                   682,002    (71,997)  103    (45,492)   118,529     20,276       (432)
                                       ------------------------------------------------------------------------
      Total assets                     $22,170,022 72,728,388 1,863 26,314,847 58,362,865 21,566,417 13,041,990
                                       ========================================================================
      Liabilities and Plan Equity
  Other liabilities                    $   342,838    215,340 1,863     42,505     90,727     31,125     23,715

Plan equity                             21,827,184 72,513,048     0 26,272,342 58,272,138 21,535,292 13,018,275
                                       ------------------------------------------------------------------------
  Total liabilities
    and plan equity                    $22,170,022 72,728,388 1,863 26,314,847 58,362,865 21,566,417 13,041,990
                                       ========================================================================
Number of units                            272,574  6,613,336     0    657,858  1,026,469    286,159    234,418
                                       ========================================================================
Plan equity per unit                   $     80.08      10.96  0.00      39.94      56.77      75.26      55.53
                                       ========================================================================

                      Assets           Fund H   Fund I  Fund J  Fund K     Loans      Total
                                      ---------------------------------------------------------
  Investments:
    Fixed income investments,
      at cost                          750,251       0       0        0          0   9,903,184
    Group annuity insurance
      contracts, at cost                     0       0       0        0          0  65,086,146
    Pooled investment funds
      (cost, $94,496,116)                    0 591,543 386,041  265,388          0 118,567,209
    Securities of
      participating employer
      (cost, $23,995,480)                    0       0       0        0          0  20,649,019
    Participant loans receivable             0       0       0        0 12,643,324  12,643,324
                                      --------------------------------------------------------
      Total investments                750,251 591,543 386,041  265,388 12,643,324 226,848,882
  Dividends and interest
    receivable                           2,431       0       0        0    233,563     952,155
  Contributions receivable
    and other                                0     969   1,431      846    398,880     957,033
  Interfund transfers
    receivable (payable)              (682,494)      0       0  (20,495)         0           0
                                      --------------------------------------------------------
      Total assets                      70,188 592,512 387,472  245,739 13,275,767 228,758,070
                                      ========================================================
      Liabilities and Plan Equity
  Other liabilities                     70,188       0       0        0    445,379   1,263,680

Plan equity                                  0 592,512 387,472  245,739 12,830,388 227,494,390
                                      --------------------------------------------------------
  Total liabilities
    and plan equity                     70,188 592,512 387,472  245,739 13,275,767 228,758,070
                                      =================================
Number of units                              0   6,959   4,762    3,100
                                      =================================
Plan equity per unit                      0.00   85.14   81.37    79.27
                                      =================================


See accompanying notes to financial statements.

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B
             STATEMENT OF FINANCIAL POSITION WITH FUND INFORMATION
                               DECEMBER 31, 1994


                      Assets               Fund A      Fund B       Fund C       Fund D       Fund E
                                       ----------------------------------------------------------------
  Investments:
    Fixed income investments,
      at cost                          $    667,248    1,266,239     116,146       470,545    1,029,562
    Group annuity insurance
      contracts, at contract value                0   50,313,811           0             0            0
    Pooled investment funds
      (cost, $63,472,127)                         0            0   2,248,172    15,264,599   33,139,293
    Securities of
      participating employer
      (cost, $22,643,220)                18,581,777            0           0             0            0
    Other Securities
      (cost, $2,430,211)                          0            0           0             0            0
    Participant loans receivable                  0            0           0             0            0
                                       ----------------------------------------------------------------
      Total investments                  19,249,025   51,580,050   2,364,318    15,735,144   34,168,855
  Dividends and interest
    receivable                                  368      298,653         130           138           67
  Contributions receivable
    and other                                20,044       18,373      18,856        24,308       29,898
  Interfund transfers
    receivable (payable)                    619,917      152,408      37,926      (164,803)    (194,645)
                                       ----------------------------------------------------------------
      Total assets                     $ 19,889,354   52,049,484   2,421,230    15,594,787   34,004,175
                                       ================================================================
      Liabilities and Plan Equity
Other liabilities                      $    706,459      571,806      61,425         3,646      513,717
Plan equity                              19,182,895   51,477,678   2,359,805    15,591,141   33,490,458
                                       ----------------------------------------------------------------
  Total liabilities
    and plan equity                    $ 19,889,354   52,049,484   2,421,230    15,594,787   34,004,175
                                       ================================================================
Number of units                             276,586    5,042,557     115,204       518,324      833,001
                                       ================================================================
Plan equity per unit                   $      69.36        10.21       20.48         30.08        40.20
                                       ================================================================

                      Assets              Fund F      Fund G     Fund H     Loan Fund        Total
                                       ----------------------------------------------------------------
  Investments:
    Fixed income investments,
      at cost                              537,308     646,568      1,117             0       4,734,733
    Group annuity insurance
      contracts, at contract value               0           0          0             0      50,313,811
    Pooled investment funds
      (cost, $63,472,127)               10,884,049  10,025,537          0             0      71,561,650
    Securities of
      participating employer
      (cost, $22,643,220)                        0           0          0             0      18,581,777
    Other Securities
      (cost, $2,430,211)                         0           0  1,069,759             0       1,069,759
    Participant loans receivable                 0           0          0     7,931,900       7,931,900
                                       ----------------------------------------------------------------
      Total investments                 11,421,357  10,672,105  1,070,876     7,931,900     154,193,630
  Dividends and interest
    receivable                                 160         192     16,739       115,040         431,487
  Contributions receivable
    and other                               25,044         529      6,995       380,243         524,290
  Interfund transfers
    receivable (payable)                  (111,954)    (99,863)   (23,391)     (215,595)              0
                                       ----------------------------------------------------------------
      Total assets                      11,334,607  10,572,963  1,071,219     8,211,588     155,149,407
                                       ================================================================
      Liabilities and Plan Equity
Other liabilities                           18,976      75,204      1,308             0       1,952,541
Plan equity                             11,315,631  10,497,759  1,069,911     8,211,588     153,196,866
                                       ----------------------------------------------------------------
  Total liabilities
    and plan equity                    $11,334,607  10,572,963  1,071,219     8,211,588     155,149,407
                                       ================================================================
Number of units                            191,008     219,390     20,455
                                       ==================================
Plan equity per unit                         59.24       47.85      52.31
                                       ==================================


See accompanying notes to financial statements.

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B
      STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1995


                                            Fund A      Fund B      Fund C     Fund D      Fund E     Fund F
                                        ----------------------------------------------------------------------
Net investment income:
  Dividends                             $    590,297           0           0  2,892,143   3,035,211  2,409,941
  Interest                                    15,642   4,599,014      36,897     18,771      40,670     14,078
                                        ----------------------------------------------------------------------
    Net investment income                    605,939   4,599,014      36,897  2,910,914   3,075,881  2,424,019

Realized gains/(losses)                      901,883           0           0    111,744   1,081,927    174,229

Net change in
  unrealized appreciation
  on investments                           1,677,760           0           0  2,726,812  11,126,677  1,100,934

Contributions:
  Employer contributions                     852,625   2,860,459      64,592    609,985   1,290,239    692,433
  Employee contributions                   2,757,697   7,381,015     102,217  2,541,017   5,305,673  2,908,670
                                        ----------------------------------------------------------------------
    Total contributions                    3,610,322  10,241,474     166,809  3,151,002   6,595,912  3,601,103

Participant loan repayments                  555,485   1,570,060      16,744    485,329   1,121,031    456,057

Distributions and other                     (994,377) (5,011,788)    (80,485)  (644,943) (1,472,141)  (571,587)

Transfer from plan A                       1,602,759   9,479,382     852,637  1,147,496   2,339,258  1,077,097

Plan fees and expenses                       (65,865)   (291,526)     (1,895)   (47,794)    (87,683)   (28,190)

Loans to participants                       (934,498) (2,886,601)    (22,806)  (833,551) (1,985,110)  (704,573)

Interfund transfers                       (4,315,119)  3,335,355  (3,327,706) 1,674,192   2,985,928  2,690,572
                                        ----------------------------------------------------------------------
  Net changes in
  plan equity                              2,644,289  21,035,370  (2,359,805)10,681,201  24,781,680 10,219,661

Plan equity at
  beginning of period                     19,182,895  51,477,678   2,359,805 15,591,141  33,490,458 11,315,631
                                        ----------------------------------------------------------------------
Plan equity at
  end of period                         $ 21,827,184  72,513,048           0 26,272,342  58,272,138 21,535,292
                                        ======================================================================

                                           Fund G      Fund H    Fund I   Fund J  Fund K  Loan Fund     Total
                                        ------------------------------------------------------------------------
Net investment income:
  Dividends                                 878,367      11,852        0       0       0           0   9,817,811
  Interest                                    9,385           0        0       0       0     663,637   5,398,094
                                        ------------------------------------------------------------------------
    Net investment income                   887,752      11,852        0       0       0     663,637  15,215,905

Realized gains/(losses)                     (81,314)   (404,454)   3,554  15,330   1,616           0   1,804,515

Net change in
  unrealized appreciation
  on investments                            923,695     397,674   55,557  20,209  27,686           0  18,057,004

Contributions:
  Employer contributions                    637,377           0   46,512  31,774   7,953           0   7,093,949
  Employee contributions                  2,623,473           0  213,966 200,321  55,961           0  24,090,010
                                         -----------------------------------------------------------------------
    Total contributions                   3,260,850           0  260,478 232,095  63,914           0  31,183,959

Participant loan repayments                 396,807       3,655   11,706   3,972   4,943  (4,625,789)          0

Distributions and other                    (661,005)    (42,121)  (3,027)   (897)   (484)   (508,480) (9,991,335)

Transfer from plan A                        924,945      62,414        0       0       0   1,090,529  18,576,517

Plan fees and expenses                      (21,407)     (4,681)       0       0       0           0    (549,041)

Loans to participants                      (569,428)    (26,823) (27,106) (7,076) (1,331)  7,998,903           0

Interfund transfers                      (2,540,379) (1,067,427) 291,350 123,839 149,395           0           0
                                         -----------------------------------------------------------------------
  Net changes in
  plan equity                             2,520,516  (1,069,911) 592,512 387,472 245,739   4,618,800  74,297,524

Plan equity at
  beginning of period                    10,497,759   1,069,911        0       0       0   8,211,588 153,196,866
                                         -----------------------------------------------------------------------
Plan equity at
  end of period                          13,018,275           0  592,512 387,472 245,739  12,830,388 227,494,390
                                         =======================================================================

See accompanying notes to financial statements.

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B
      STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                           Fund A      Fund B       Fund C       Fund D       Fund E       Fund F
                                       ----------------------------------------------------------------------------
Net investment income:
  Dividends                            $    460,922            0           0     1,543,107    1,408,251     720,738
  Interest                                   13,287    3,407,918      80,738         4,740        7,540       4,717
                                       ----------------------------------------------------------------------------
    Net investment income                   474,209    3,407,918      80,738     1,547,847    1,415,791     725,455

Realized gains                               14,035            0           0         6,952      155,174       7,922

Net change in unrealized
  (depreciation) on investments          (3,543,082)           0           0      (954,368)  (1,249,664)   (183,923)

Contributions:
  Employer contributions                    205,995      521,882      55,627       194,034      441,567     170,936
  Employee contributions                  1,942,528    4,484,973     373,701     1,893,553    4,354,295   1,863,625
                                       ----------------------------------------------------------------------------
    Total contributions                   2,148,523    5,006,855     429,328     2,087,587    4,795,862   2,034,561

Participant loan repayments                 484,978    1,281,105     112,997       387,657      973,470     369,492

Distributions and other                    (893,079)  (1,910,026)   (169,367)     (367,340)    (557,320)   (452,187)

Transfer from (to) Plan A                 1,088,554     (176,128)     17,065      (286,196)      35,467      38,180

Plan fees and expenses                      (31,244)     (83,685)     (4,885)      (22,039)     (40,689)    (14,528)

Loans to participants                      (475,216)  (1,521,645)   (104,658)     (407,977)    (905,810)   (307,356)

Interfund transfers                       1,715,724     (638,678)   (106,905)     (912,028)  (1,164,447)    237,552
                                       ----------------------------------------------------------------------------
  Net changes in plan equity                983,402    5,365,716     254,313     1,080,095    3,457,834   2,455,168

Plan equity at beginning of
  period                                 18,199,493   46,111,962   2,105,492    14,511,046   30,032,624   8,860,463
                                       ----------------------------------------------------------------------------
Plan equity at end of
  period                               $ 19,182,895   51,477,678   2,359,805    15,591,141   33,490,458  11,315,631
                                       ============================================================================



                                           Fund G           Fund H       Loan Fund          Total
                                        -----------------------------------------------------------
Net investment income:
  Dividends                              1,082,644             6,060              0       5,221,722
  Interest                                   3,273             4,181        435,436       3,961,830
                                        -----------------------------------------------------------
    Net investment income                1,085,917            10,241        435,436       9,183,552

Realized gains                                 244           100,040              0         284,367

Net change in unrealized
  (depreciation) on investments         (1,050,127)       (1,220,511)             0      (8,201,675)

Contributions:
  Employer contributions                   164,233              (278)             0       1,753,996
  Employee contributions                 1,978,315                 0              0      16,890,990
                                        -----------------------------------------------------------
    Total contributions                  2,142,548              (278)             0      18,644,986

Participant loan repayments                343,523             1,101     (3,954,323)              0

Distributions and other                   (377,581)          (52,743)       (14,658)     (4,794,301)

Transfer from (to) Plan A                  411,225           (15,566)       227,174       1,339,775

Plan fees and expenses                     (13,570)           (6,954)             0        (217,594)

Loans to participants                     (280,103)          (43,935)     4,046,700               0

Interfund transfers                      1,087,752          (217,427)        (1,543)              0
                                        -----------------------------------------------------------
  Net changes in plan equity             3,349,828        (1,446,032)       738,786      16,239,110

Plan equity at beginning of
  period                                 7,147,931         2,515,943      7,472,802     136,957,756
                                        -----------------------------------------------------------
Plan equity at end of
  period                                10,497,759         1,069,911      8,211,588     153,196,866
                                        ===========================================================




See accompanying notes to financial statements.

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B
      STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1993

                                               Fund A       Fund B        Fund C     Fund D         Fund E      Fund F
                                           ------------------------------------------------------------------------------
Net investment income:
  Dividends                                $    461,120            0           0   1,309,263      1,161,789       966,582
  Interest                                        4,066    4,102,694      87,650       3,462          6,508         4,603
                                           ------------------------------------------------------------------------------
    Net investment income                       465,186    4,102,694      87,650   1,312,725      1,168,297       971,185

Realized gains                                  806,698            0           0      70,447      1,109,774       615,749

Net change in unrealized appreciation/
  (depreciation) on investments               1,374,522            0           0     412,264      3,015,777       343,876

Contributions:
  Employer contributions                        230,514      877,893      94,141     221,841        505,875       187,029
  Employee contributions                      1,829,759    7,140,217     550,594   2,061,728      4,614,359     1,780,814
                                           ------------------------------------------------------------------------------
    Total contributions                       2,060,273    8,018,110     644,735   2,283,569      5,120,234     1,967,843

Participant loan repayments                     466,061    1,698,669     129,588     437,145        959,997       308,985

Distributions and other                        (762,260)  (2,905,166)   (154,904)   (643,819)    (1,259,366)     (408,485)

Distribution to other Plan                   (1,279,973) (13,098,988)   (902,341) (1,654,146)    (4,735,903)   (4,167,222)

Plan fees and expenses                          (38,574)     (84,828)     (8,487)    (26,823)       (47,555)      (18,356)

Loans to participants                          (641,183)  (1,911,788)   (199,888)   (388,003)    (1,101,295)     (328,786)

Transfer from Plan A                         20,647,725   49,771,601   2,887,754  13,031,525     26,577,146     7,967,404

Equity transfer to Fund H                    (3,014,323)           0           0           0              0             0

Interfund transfers                          (1,884,659)     521,658    (378,615)   (323,838)      (774,482)    1,608,270
                                           ------------------------------------------------------------------------------
  Net changes in plan equity                 18,199,493   46,111,962   2,105,492  14,511,046     30,032,624     8,860,463

Plan equity at beginning of                           0            0           0           0              0             0
  period
                                           ------------------------------------------------------------------------------
Plan equity at end of
  period                                   $ 18,199,493   46,111,962   2,105,492  14,511,046     30,032,624     8,860,463
                                           ==============================================================================

                                               Fund G       Fund H        Loan Fund        Total
                                            ------------------------------------------------------
Net investment income:
  Dividends                                    791,381            0               0      4,690,135
  Interest                                       2,908            0         472,546      4,684,437
                                            ------------------------------------------------------
    Net investment income                      794,289            0         472,546      9,374,572

Realized gains                                  51,622            0               0      2,654,290

Net change in unrealized appreciation/
  (depreciation) on investments              1,090,373     (139,941)              0      6,096,871

Contributions:
  Employer contributions                       131,122            0               0      2,248,415
  Employee contributions                     1,210,112            0               0     19,187,583
                                            ------------------------------------------------------
    Total contributions                      1,341,234            0               0     21,435,998

Participant loan repayments                    248,464            0      (4,248,909)             0

Distributions and other                       (465,509)     (39,317)          8,044     (6,630,782)

Distribution to other Plan                  (2,590,927)    (214,737)     (1,782,944)   (30,427,181)

Plan fees and expenses                         (14,191)           0               0       (238,814)

Loans to participants                         (233,887)      (2,663)      4,807,493              0

Transfer from Plan A                         5,656,267      (61,549)      8,214,929    134,692,802

Equity transfer to Fund H                            0    3,014,323               0              0

Interfund transfers                          1,270,196      (40,173)          1,643              0
                                            ------------------------------------------------------
  Net changes in plan equity                 7,147,931    2,515,943       7,472,802    136,957,756

Plan equity at beginning of
  period                                             0            0               0              0
                                            ------------------------------------------------------
Plan equity at end of
  period                                     7,147,931    2,515,943       7,472,802    136,957,756
                                            ======================================================

See accompanying notes to financial statements.

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

A.  BASIS OF ACCOUNTING

    The financial statements of the Ryder System, Inc. Employee Savings Plan B (the "Plan") are prepared on the accrual basis of accounting. Plan assets, except for fixed income investments, participant loan receivables and group annuity insurance contracts which are valued at contract value, are stated at market value (quoted market prices) as determined by the Plan's trustee. Purchases and sales of securities are recorded on a trade date basis. Cost is determined based on historical average cost.

B.  RECLASSIFICATION

    Certain 1994 financial statement amounts have been reclassified to conform with the current year's presentation.

C.  USE OF ESTIMATES

    The Plan administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

2.  THE PLAN

    The following description of the Plan reflects all Plan amendments through December 31, 1995, and is provided for general purposes only. As of January 1, 1993, the Ryder System, Inc. Employee Savings Plan B was established for active salaried employees and active employees, whether salaried or hourly, of the Aviation Services Division. Such employees and their participating account balances were transferred from the Ryder System, Inc. Employee Savings Plan A. Effective January 1, 1995, field hourly employees of Ryder Dedicated Logistics, Inc. and full-time employees of Ryder Driver Leasing, Inc. became eligible for this Plan. Any related account balances in the Ryder System, Inc. Employee Savings Plan A were transferred to the Ryder System, Inc. Employee Savings Plan B.

    Participants should refer to the Plan document for more complete information. The Plan is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits; and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant's rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

    Participation in the Plan is voluntary. However, to participate in the Plan, an employee of Ryder System, Inc. (the "Company") must meet certain eligibility requirements related to employment date, age and service hours. In general, salaried employees of the Company and participating affiliates, field hourly employees of Ryder Dedicated Logistics, Inc. and full-time employees of Ryder Driver Leasing, Inc. are eligible to participate in the Plan, however, an employee who is in a unit of employees represented by a collective bargaining agent is excluded from participation in the Plan unless the unit has negotiated coverage under the Plan. In addition, employees eligible to participate under another Company sponsored qualified savings plan, will be excluded from participation in the Plan.

    The number of participants' accounts in each of the funds at December 31, 1995 and 1994 is as follows:


                                          1995       1994
                                          -----      -----
                             Fund A       3,786      2,548
                             Fund B       8,006      3,104
                             Fund C           0        628
                             Fund D       3,272      2,041
                             Fund E       4,896      3,202
                             Fund F       3,146      1,776
                             Fund G       2,832      1,778
                             Fund H           0      2,010
                             Fund I          63          0
                             Fund J         168          0
                             Fund K         264          0
                             Loan Fund    2,328      1,351

3.  PLAN INVESTMENT FUNDS

    The Plan's trustee, State Street Bank and Trust Company, maintains Plan assets in separate investment funds. Participants may elect to contribute to, or transfer among, any of the funds. Participants may transfer among funds on a daily basis. Prior to April 17, 1995, earnings were allocated monthly based on units of investment. Effective April 17, 1995, earnings are allocated daily.

    Investment Fund A ("Fund A") - Fund A is invested in Ryder System, Inc. common stock, which is purchased on a regular and continuous basis. Dividends are automatically reinvested in the common stock.

    Investment Fund B ("Fund B") - Fund B consists of funding accounts established by contracts with various insurance companies. Participants' accounts are credited with interest based on a pooling of the returns of the various funding accounts. Funding accounts generally continue for a period of two to five years after their inception. During 1995 and 1994, the yield on open funding contracts ranged from 4.89% to 9.05% for both years.

    Investment Fund C ("Fund C") - Fund C consists of a funding account established with the Ryder System Federal Credit Union. Effective April 1, 1995, the assets of this fund were merged into Fund B and this fund was discontinued as an Investment Fund under the Plan.

    Investment Fund D ("Fund D") - Fund D may normally be invested in a variety of common, preferred or capital stocks, but may include investments in bonds or securities convertible into common or capital stocks, similar types of equity investments and bonds. Since Plan inception, this fund has been invested solely in shares of the Lord Abbett, Affiliated Fund.

    Investment Fund E ("Fund E") - Fund E may be invested primarily in common or capital stocks, though it may invest in other types of securities, including convertible bonds, convertible preferred stock, warrants, preferred stock or debt securities. Since Plan inception, this fund has been invested solely in shares of the Putnam Voyager Fund.

    Investment Fund F ("Fund F") - Fund F may be invested in securities issued by US based companies that are selling below book value. Up to 50% of the fund's portfolio may consist of securities of companies involved in prospective mergers, consolidations, liquidations and reorganizations. The fund may also engage in covered call option writing. The primary objective of the fund is capital appreciation and not necessarily the attainment of a balanced investment program. Since Plan inception, this fund has been invested solely in shares of the Mutual Series Fund, Inc., Qualified
    Income Fund.

    Investment Fund G ("Fund G") - Fund G may be invested in all types of securities, including stocks and debt securities of companies and governments of all nations. The fund's investment objective is long-term capital growth. Since Plan inception, this fund has been invested solely in shares of the Templeton World Fund. Effective April 1, 1995, assets in this fund were transferred to the Templeton Foreign Fund. All investments in the Templeton World Fund have been discontinued. Like the Templeton World Fund, the Templeton Foreign Fund's objective is long-term capital growth. The Templeton Foreign Fund maintains a flexible investment policy and can invest in all types of securities in any foreign country, developed or undeveloped.

    Investment Fund H ("Fund H") - Fund H was invested in Aviall, Inc. Common stock and was a frozen fund. Participants could not contribute to nor transfer into the fund. Participants could transfer assets from Fund H to any other investment fund of the Plan. Monies remaining in the fund at December 31, 1995, were liquidated and reinvested in Fund A.

    Investment Fund I ("Fund I") - Effective April 1, 1995, the Life Solutions Growth Fund managed by State Street Bank was added as an investment option in the Plan. This fund's primary objective is price appreciation; income is secondary. The typical allocation (subject to current market conditions) is 65% US equities, 15% international equities and 20% bonds.

    Investment Fund J ("Fund J") - Effective April 1, 1995, the Life Solutions Balanced Growth Fund managed by State Street Bank was added as an investment option in the Plan. This fund's primary objective is to provide both current income and opportunities for price appreciation. The typical allocation (subject to current market conditions) is 50% US equities, 10% international equities and 40% bonds.

    Investment Fund K ("Fund K") - Effective April 1, 1995, the Life Solutions Income & Growth Fund managed by State Street Bank was added as an investment option in the Plan. This fund's primary objective is to provide a high level of income and more limited opportunities for price appreciation. The typical allocation (subject to current market conditions) is 35% US equities, 5% international equities and 60% bonds.

4.  CONTRIBUTIONS

    Participants may elect to contribute to the Plan by having their compensation reduced by a minimum of 1% of compensation up to a maximum of the lesser of a) 10% or 15% of compensation, depending on an individual's annual salary level, b) $9,240, or c) such other amount as shall be determined by the Company's Retirement Committee from time to time. Effective April 1, 1995, the Company matches 50% of the employee's annual contribution not to exceed the greater of (1) 50% of the first $1,200 in contributions for any plan year, or, (2) 50% of the first 3% of the employee's compensation for any plan year. Some eligible employees receive Company contributions that include $400 of basic fully vested contribution, plus 100% match to the first $300 of employee fully vested contribution and 50% match to the next $400 or $800 of employee contribution. Participants are fully vested in the earnings of their individual contributions to the Plan and vest 25% per year in the Company contributions and the earnings attributable to such contributions. Upon participant's distribution, related, non-vested Company contributions are forfeited and are used to offset future Company contributions.

5.  DISTRIBUTIONS

    On termination of service, if a participant's account balance is greater than $3,500, a participant's account is distributed to the participant in the form of a single lump-sum payment upon receipt of participant's consent. Terminated participants whose account balance is less than $3,500 receive automatic distributions. The 1995 and 1994 Plan Equity on the Statement of Financial Position includes the following amounts allocated to accounts of terminated persons who have not yet been paid.

                                       1995          1994
                                     --------       -------
                          Fund A     $ 23,394        49,221
                          Fund B      119,839       205,931
                          Fund C            0        34,788
                          Fund D        9,538        23,353
                          Fund E       16,587        63,623
                          Fund F        9,310        34,909
                          Fund G       11,090        25,947
                          Fund H            0         3,527
                          Fund I        4,637        36,088
                          Fund J        3,393             0
                          Fund K            0             0
                          Loan Fund     4,334             0
                                     --------       -------
                          Total      $202,122       477,387
                                     ========       =======

6.  WITHDRAWALS

    A participant may request a withdrawal of all or a portion of his elective contribution account balance if he can demonstrate financial hardship. The Plan administrator must approve the request, and the amount withdrawn cannot be subsequently repaid to the Plan. Such amounts will be considered distributions to the participant for tax purposes.

7.  DISTRIBUTIONS TO AVIALL PLAN

    On December 7, 1993, Ryder System, Inc. completed the spin-off of its Aviation Division, Aviall, Inc. ("Aviall"). Under the terms of the spin-off, the Company distributed to its holders of common stock one share of Aviall common stock for each four shares of Ryder System, Inc. common stock held. Participants in the Savings Plan who were invested in the Ryder System, Inc. common stock fund on this date received the equivalent of one share of Aviall common stock for each four shares of Ryder System, Inc. common stock held. As a result of the spin-off a new "Fund H" was created. The investment fund balances of Aviall employees in the Plan at December 7, 1993, were transferred to a newly established plan for employees of Aviall.

8.  PARTICIPANT LOANS

    Plan participants are able to request loans against their Plan account balances subject to certain limitations as to amount and repayment term. Loans accrue interest at a rate which is comparable to those of most major lending institutions and all principal and interest payments are allocated to the Plan's investment funds based on the participant's investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

9.  TERMINATION

    While it has not expressed any intention to do so, the Company may amend or terminate the Plan at any time. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant's account.

10. FEDERAL INCOME TAX EFFECTS OF THE PLAN

    The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended, (the "Code") and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code. A favorable tax determination letter was obtained on August 21, 1986 for the Ryder System, Inc. Employee Savings Plan A. The Company requested in March, 1995 a tax determination letter from the IRS for the Ryder System, Inc. Employee Savings Plan B but has not yet received a response. However, management believes the Plan is a qualified plan within the meaning of Sections 401(a) and 501(a) of the Internal Revenue Code and, accordingly, is exempt from federal income tax.

    Under a plan qualified pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. The tax-deferred contributions and matching contributions are deductible by the Company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.

    Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan, at the time they receive the distribution. However, if the participant or beneficiary receives a lump-sum payment of the balance under the Plan in a single taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59 1/2, then certain special tax rules may be applicable.

11. PLAN FEES AND EXPENSES

    Generally, Plan fees and expenses are paid by the Plan. At its discretion, the Company may elect to pay some administrative and marketing expenses.

12. NET REALIZED GAINS OR LOSSES

    Net realized gains or losses on investments covering each of the last two years are as follows:


FOR THE YEAR ENDED DECEMBER 31, 1995:

                                                  NET
                   AGGREGATE       AGGREGATE    REALIZED
                   PROCEEDS          COST     GAIN/(LOSS)
                   ---------     -----------  -----------
Fund A           $ 3,052,947      2,151,064     901,883
Fund D             1,057,007        945,263     111,744
Fund E             3,158,219      2,076,292   1,081,927
Fund F             1,021,856        847,627     174,229
Fund G            15,406,810     15,488,124     (81,314)
Fund H             1,323,316      1,727,770    (404,454)
Fund I                67,853         64,299       3,554
Fund J               410,114        394,784      15,330
Fund K                36,743         35,127       1,616
                 -----------     ----------   ---------
                 $25,534,865     23,730,350   1,804,515
                 ===========     ==========   =========

FOR THE YEAR ENDED DECEMBER 31, 1994:
                                                  NET
                   AGGREGATE      AGGREGATE     REALIZED
                   PROCEEDS         COST       GAIN/(LOSS)
                 -----------     ----------    -----------
Fund A           $ 4,039,960      4,025,925      14,035
Fund D             2,618,082      2,611,130       6,952
Fund E             5,539,933      5,384,759     155,174
Fund F             2,543,826      2,535,904       7,922
Fund G             3,333,805      3,333,561         244
Fund H               742,829        642,789     100,040
                 -----------     ----------     -------
                 $18,818,435     18,534,068     284,367
                 ===========     ==========     =======

FOR THE YEAR ENDED DECEMBER 31, 1993:
                                                 NET
                   AGGREGATE       AGGREGATE   REALIZED
                   PROCEEDS          COST     GAIN/(LOSS)
                   ---------     -----------  -----------
Fund A           $ 4,973,090      4,166,392     806,698
Fund D             3,808,556      3,738,109      70,447
Fund E             7,731,536      6,621,762   1,109,774
Fund F             5,262,837      4,647,088     615,749
Fund G             2,775,031      2,723,409      51,622
                 -----------     ----------   ---------
                 $24,551,050     21,896,760   2,654,290
                 ===========     ==========   =========

13. SUBSEQUENT EVENTS

    The change in net unrealized gains or losses arising in the various funds of the Plan after December 31, 1995, and prior to May 1, 1996, are as follows:



                UNREALIZED          UNREALIZED         NET CHANGE IN
               APPRECIATION        APPRECIATION         UNREALIZED
           AT DECEMBER 31, 1995  AT APRIL 30, 1996     APPRECIATION
           --------------------  -----------------  -------------------
Fund A             $(3,346,461)           221,755             3,568,216
Fund B                       0                  0                     0
Fund C                       0                  0                     0
Fund D               2,532,836          3,949,852             1,417,016
Fund E              19,211,210         25,334,066             6,122,856
Fund F               1,896,818          3,601,281             1,704,463
Fund G                 326,777          1,280,955               954,178
Fund H                       0                  0                     0
Fund I                  55,557             88,097                32,540
Fund J                  20,209             36,720                16,511
Fund K                  27,686             27,823                   137
Loan Fund                    0                  0                     0
                   -----------         ----------            ----------
                   $20,724,632         34,540,549            13,815,917
                   ===========         ==========            ==========

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B
                     SCHEDULE I  -  SCHEDULE OF INVESTMENTS

                                NUMBER OF
                              SHARES, UNITS                              UNREALIZED
                               OR PRINCIPAL                 MARKET      APPRECIATION
                                 AMOUNTS        COST         VALUE     (DEPRECIATION)
                              -----------------------------------------------------------------------
AT DECEMBER 31, 1995

Directed Account Short-Term
  Investment Fund                 9,903,184    9,903,184    9,903,184                0

Fund A                              834,304   23,995,480   20,649,019       (3,346,461)
Fund B                           65,086,146   65,086,146   65,086,146                0
Fund C                                    0            0            0                0
Fund D                            2,237,860   23,403,960   25,936,796        2,532,836
Fund E                            3,771,701   38,307,233   57,518,443       19,211,210
Fund F                              713,740   19,329,814   21,226,632        1,896,818
Fund G                            1,377,164   12,315,589   12,642,366          326,777
Fund H                                    0            0            0                0
Fund I                               50,671      535,986      591,543           55,557
Fund J                               33,905      365,832      386,041           20,209
Fund K                               23,666      237,702      265,388           27,686
Loans                            12,643,324   12,643,324   12,643,324                0
                                            -------------------------
                                             206,124,250  226,848,882                    20,724,632
                                            -------------------------

AT DECEMBER 31, 1994

Directed Account Short-Term
  Investment Fund                 4,734,733    4,734,733    4,734,733                0

Fund A                              831,632   22,643,220   18,581,777       (4,061,443)
Fund B                           50,313,811   50,313,811   50,313,811                0
Fund C                            2,248,172    2,248,172    2,248,172                0
Fund D                            1,551,496   15,458,575   15,264,599         (193,976)
Fund E                            2,920,261   25,054,760   33,139,293        8,084,533
Fund F                              414,102   10,088,165   10,884,049          795,884
Fund G                              707,519   10,622,455   10,025,537         (596,918)
Fund H                              142,596    2,430,211    1,069,759       (1,360,452)
Fund I                                    0            0            0                0
Fund J                                    0            0            0                0
Fund K                                    0            0            0                0
Loans                             7,931,900    7,931,900    7,931,900                0
                                            -------------------------
                                             151,526,002  154,193,630                      2,667,628
                                            -------------------------                   ------------
Net appreciation included in
  statement of income and
  changes in plan equity                                                                  18,057,004
                                                                                        ============

                    RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B
                SCHEDULE II -- SCHEDULE OF REPORTABLE TRANSACTIONS
                       FOR THE YEAR ENDED DECEMBER 31, 1995


                                                                PROCEEDS
                                                                --------
Transfer from Plan A
  Fund B: Interest Income Fund                                  $9,479,382

Loans to participants
  Loan Fund:                                                    $7,998,903

                         Independent Auditors' Consent


The Participants and Administrator
Ryder System, Inc. Employee Savings Plan B:

We consent to incorporation by reference in the Registration Statement (No. 33-58003) on Form S-8 of Ryder System, Inc. covering the Ryder System, Inc. Employee Savings Plan B, of our report dated June 14, 1996, relating to the statements of financial position with fund information of the Ryder System, Inc. Employee Savings Plan B as of December 31, 1995 and 1994, and the related statements of income and changes in plan equity with fund information for each of the years in the three-year period ended December 31, 1995, and related schedules of investments as of December 31, 1995 and 1994, and schedule of reportable transactions for the year ended December 31, 1995, which report appears in the December 31, 1995 annual report on Form 11-K of the Ryder System, Inc. Employee Savings Plan B filed by Ryder System, Inc.


                                          /s/ KPMG PEAT MARWICK LLP


Miami, Florida
June 27, 1996

                              REQUIRED INFORMATION

Financial Statements

         Independent Auditors' Report
         Statement of Financial Position, with Fund Information, as of
            December 31, 1995 and 1994
         Statement of Income & Changes in Plan Equity, with Fund Information, for the years ending December 31, 1995, 1994, and 1993
         Notes to Financial Statements

Exhibits

         Schedule I - Schedule of Investments
           as of December 31, 1995 and 1994
         Schedule II - Schedule of Reportable Transactions for the year ended December 31, 1995
         Independent Auditors' Consent


                                  SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                            RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B


Date:  July 2, 1996         By /s/ J. Ernest Riddle
                              --------------------------------------------------
                              J. Ernest Riddle
                              Member - Retirement Committee
                              President - International Division